UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

(AMENDMENT NO. 3)*

Ophthalmic Imaging Systems
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

683737209
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
[X]	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the Following Pages)

(Page 1 of 4)

CUSIP NO. 683737209	13G	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Tail Wind Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A British Virgin Islands corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,281,596
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,281,596
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,596
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12.	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683737209	13G	Page 3 of 4

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common  Stock") of Ophthalmic Imaging Systems beneficially owned by the Reporting Person specified herein as of January 31, 2010 and amends and supplements the Schedule 13G filed by the Reporting Person on November 21, 2007 and amended on February 12, 2009 and February 9, 2010 (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.         OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 2,281,596 shares of Common Stock, including (i) 118,457 shares of Common Stock held, (ii) 923,743 shares of Common Stock issuable upon conversion of $979,167.67 in principal amount of the issuer’s 6.5% Convertible Note (“Note”) issued to Tail Wind on October 29, 2007 with a current conversion price of $1.06, (iii) 812,123 shares of Common Stock issuable upon exercise of Warrants issued to Tail Wind exercisable at $1.21 per share (“Original Warrants”), and (iv) 427,273 shares of Common Stock issuable upon exercise of Warrants issued to Tail Wind on June 24, 2009 (together with the Original Warrants, the “Warrants”).

       (b)    Percent of class:

Tail Wind’s beneficial ownership of 2,281,596 shares of Common Stock constitutes 7.0% of all the outstanding shares of Common Stock, based upon 30,304,151 shares of Common Stock outstanding as of January 11, 2011 plus the shares of Common Stock underlying the Note and Warrants.

        (c)   Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                                   2,281,596

                (ii)    Shared power to vote or to direct the vote

                                  Not applicable.

                (iii)   Sole power to dispose or to direct the disposition of

                                  2,281,596

                (iv)    Shared power to dispose or to direct the disposition of

                                  Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 683737209	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2011	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director